ABIGAIL J MURRAY 312-609-7796 amurray@vedderprice.com

March 12, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor
Christina DiAngelo

	Re:	Nuveen Municipal Trust (the “Registrant”);
File No. 333-179361

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the Securities and Exchange Commission on March 1-2, 2012 with respect to the Registrant’s Registration Statement filed on February 3, 2012, relating to the issuance of shares in connection with the proposed reorganizations (the “Reorganizations”) of Nuveen Tax Free Fund (“Tax Free Fund”), Nuveen Municipal Bond Fund (“Municipal Bond Fund”) and Nuveen Municipal Bond Fund 2 (“Municipal Bond Fund 2”) into Nuveen All-American Municipal Bond Fund (the “Acquiring Fund”). The Tax Free Fund, Municipal Bond Fund and Municipal Bond Fund 2 are referred to herein each as an “Acquired Fund” and collectively as the “Acquired Funds,” and the Acquiring Fund and the Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response:    The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)

Comment:    In the Q&A and the Proxy Statement/Prospectus, with respect to statements regarding the expected benefits of the Reorganizations, expected portfolio turnover or other expected impacts of the Reorganizations, please clarify that such expectations are of the Board, after consultation with the Adviser.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

Securities and Exchange Commission

March 12, 2012

Response:    Registrant believes that the disclosure accurately describes the recommendation of the Board with respect to the Reorganizations. Registrant does not believe that statements of the Registrant should necessarily be attributed to the Board. Accordingly, the Registrant believes existing disclosure is appropriate.

(3)

Comment:    Please add disclosure in the Answer to the Question “Who will bear the costs of the reorganizations?” and in the Proxy Statement/Prospectus to clarify that the expense information provided assumes the approval of all of the Reorganizations and that the expenses could differ if one or more of the Reorganizations is not approved.

Response:    The Registrant has revised the disclosure in response to the staff’s comment.

(4)

Comment:    Please clarify in the Answer to the Question “Will the reorganizations create a taxable event for me?” that while the Reorganizations themselves are not intended to be taxable events for shareholders, any preceding portfolio realignment may generate taxable distributions.

Response:    The Registrant has revised the disclosure in response to the staff’s comment.

(5)	Comment: In the same Question/Answer and in the Proxy Statement/Prospectus, please clarify whose expectation it is that there will be no material portfolio sales in connection with a Reorganization.

Response:    The disclosure has been revised to indicate that the Registrant does not expect any material portfolio sales (i.e., more than 5% of an Acquired Fund’s assets) in connection with each Reorganization.

(6)

Comment:    In the Answer to the Question “Who will bear the costs of the reorganizations?” and in the Proxy Statement/Prospectus, please clarify the meaning of the term “cost savings,” explain how a Fund will “recover” its costs of the Reorganizations and respond supplementally as to how such cost savings were calculated.

Response:    As noted in the Q&A and the Proxy Statement/Prospectus, “cost savings” refer to the lower total operating expenses expected to occur in connection with the Reorganizations as a result of the larger asset size of the combined fund experiencing anticipated operational efficiencies and economies of

Securities and Exchange Commission

March 12, 2012

scale. For the information of the staff, such “cost savings” were calculated based on the total annual operating costs of a Fund if a Reorganization is not consummated and the total annual operating costs of such Fund, as part of the combined fund, if the Reorganization(s) is consummated. The Registrant has revised the disclosure to clarify that the Reorganization costs allocated to a Fund are “recovered” by the Fund by incurring lower total annual operating expenses as part of the combined fund than would be incurred if the Fund continued operations as a stand-alone fund.

(7)	Comment: Please explain how the costs of the Reorganizations are allocated among the Funds.

Response:    As stated in the Q&A and the Proxy Statement/Prospectus, the costs of the Reorganizations will be allocated among the Funds based on a Fund’s portion of the projected cost savings to the Funds during the first year following the Reorganizations. If a Reorganization is not approved for an Acquired Fund, Nuveen will pay all the Reorganization expenses that would have been charged to that Fund in connection with such Reorganization. The Registrant believes that the existing disclosure fully describes the allocation method.

(8)	Comment: Please explain the following sentence in the “Summary” section of the Proxy Statement/Prospectus as the Funds do not have contractual or voluntary expense limitations currently in effect:

To the extent that the payment of these expenses would cause any Fund’s expenses to exceed the expense cap then in effect, Nuveen would reimburse such expenses to the extent necessary to operate within the cap.

Response:    For the information of the staff, the Tax Free Fund currently is operating under an expense limitation arrangement in effect through August 31, 2012, as disclosed on page 20 of the Proxy Statement/Prospectus, so that total annual fund operating expenses, after fee waivers and/or expense reimbursements and excluding the fees and expenses of other investment companies in which the Fund invests, do not exceed 0.90%, 1.35% and 0.70% for Class A, Class C1 and Class I, respectively. While each class of the Tax Free Fund currently is operating below such amounts, if the expenses were to exceed such amounts, Nuveen would reimburse the expenses accordingly.

In addition, as disclosed on page 20 of the Proxy Statement/Prospectus, even though the Municipal Bond Fund currently operates below its expense cap, it has

Securities and Exchange Commission

March 12, 2012

an expense cap in place so that total annual fund operating expenses, excluding 12b-1 distribution and service fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities, and extraordinary expenses, do not exceed 0.975% of the average daily net assets of any class of Municipal Bond Fund shares.

(9)	Comment: In the Proxy Statement/Prospectus, where applicable, please clarify that anticipated cost savings are during the first year following the Reorganizations (emphasis added).

Response:    The Registrant has revised the disclosure in response to the staff’s comment.

(10)

Comment:    Please explain whether the statement regarding potential portfolio turnover and brokerage costs following the Reorganizations is consistent with the statement that no material portfolio restructuring is expected to result solely from the Reorganizations. Please consider whether “restructuring risk” or “higher turnover risk” in connection with the Reorganizations are material risks that should be disclosed in the Proxy Statement/Prospectus.

Response:    Registrant confirms that portfolio turnover solely as a result of the Reorganizations is not expected to be material. For the information of the staff, while the Funds have some differences in their stated principal investment strategies, the Funds’ portfolios currently are managed similarly. Registrant does not believe that restructuring risk or turnover risk are material risks of the Reorganizations in light of the low level of projected turnover.

(11)

Comment:    Please explain the statement that the investment strategy with respect to weighted average portfolio maturity for the Acquiring Fund, the Municipal Bond Fund and the Municipal Bond Fund 2 is not a principal investment strategy of such Funds.

Response:    The Nuveen legacy funds (including the Acquiring Fund, the Municipal Bond Fund and the Municipal Bond Fund 2) historically have not considered average weighted maturity to be a principal investment strategy of the funds where the fund does not have a name suggesting a particular maturity or the fund does not otherwise hold itself out as focusing on a particular maturity.

(12)	Comment: Please explain why the estimated portfolio turnover had the Reorganizations occurred as of December 31, 2011 is relevant to expected portfolio turnover in connection with the Reorganizations.

Securities and Exchange Commission

March 12, 2012

Response:    Based on information provided by the Adviser, the Registrant believes that no material portfolio sales are expected in connection with the Reorganizations. The referenced disclosure with respect to portfolio turnover as of a historical date (December 31, 2011) was also provided as a result of previous discussions with the staff.

(13)	Comment: In the “Fees and Expenses” Section, please define the term “annualized.”

Response:    The Registrant believes that the term “annualized” is a commonly used term in mutual fund documents, and, accordingly, respectfully declines to modify the disclosure.

(14)

Comment:    In the “Portfolio Turnover” Section, if the turnover rate of the Acquiring Fund would be higher, please use the turnover rate for the 12-month period ended September 30, 2011 rather than the turnover rate for the fiscal year ended April 30, 2011.

Response:    Form N-14 incorporates Item 3 of Form N-1A, which requires disclosure of the Registrant’s portfolio turnover rate for the most recent fiscal year. Accordingly, the Registrant believes the current disclosure is required by the Form. Registrant has also disclosed each Fund’s portfolio turnover rate for its most recent semi-annual period regardless of whether such turnover was higher or lower.

(15)	Comment: In the “Risk Factors” Section, where the term “Fund” is used, please instead use “Acquiring Fund.”

Response:    For the information of the staff, the second paragraph of the “Risk Factors” Section states that “the principal risks of investing in the Acquiring Fund are described below. An investment in each Acquired Fund is also subject to each of these risks, except . . . .” Accordingly, the Registrant believes the current stylistic convention used in the disclosure is appropriate.

(16)

Comment:    In the Fee Table, please (i) confirm that the Tax Free Fund does not have acquired fund fees and expenses of one basis point or more that should be disclosed in a separate line item; (ii) add language to the lead-in paragraph to the Fee Table indicating that the numbers in the Fee Table do not reflect the Tax Free Fund’s expense limitation arrangement that is in place until August 31, 2012; and (iii) include in the Example to the Fee Table, in each Class C1 shares row, the applicable Class A shares’ amounts and include disclosure in the lead-in

Securities and Exchange Commission

March 12, 2012

paragraph and a footnote explaining that the amounts shown are for Class A shares of the Acquiring Fund because Class C1 shareholders will receive Class A shares as a result of the Reorganization of the Tax Free Fund.

Response:    For the information of the staff, the Registrant confirms that the acquired fund fees and expenses of the Tax Free Fund do not exceed one basis point. The Registrant has added disclosure in response to the staff’s remaining comments.

(17)

Comment:    With respect to the pro forma scenarios included in the Fee Table and Capitalization Table, please confirm the methodology used to determine which scenarios would be presented and consider adding corresponding language to the lead-in paragraphs to such tables.

Response:    For the information of the staff, the Registrant, based on prior discussions with the staff, has shown two pro forma scenarios for the combined fund, (i) assuming all Reorganizations are consummated (which Nuveen believes would be the most likely scenario and result in the lowest total annual fund operating expenses) and (ii) assuming only the Reorganization of the Municipal Bond Fund 2 is consummated (which would result in the highest total annual fund operating expenses). The Registrant has added disclosure to clarify the scenarios presented.

(18)	Comment: In the Example to the Fee Table, please confirm the dollar amounts disclosed relating to the 3-year period for Class B shares of the Municipal Bond Fund.

Response:    The Registrant has revised the disclosure in response to the staff’s comment.

(19)	Comment: Please include the applicable complex-level fee rate as of a recent date.

Response:    The Registrant has included disclosure in response to the staff’s comment.

(20)	Comment: Please include each Fund’s capital loss carryforwards in the “Material Federal Income Tax Consequences” section.

Response:    The Registrant has included disclosure in response to the staff’s comment.

Securities and Exchange Commission

March 12, 2012

(21)

Comment:    If the tax benefits, including capital loss carryforwards, of the Acquired Funds may be limited as a result of the Reorganizations, please disclose this risk in the summary risk disclosure section of the Proxy Statement/Prospectus.

Response:    The Registrant has included disclosure in response to the staff’s comment.

(22)

Comment:    In the “The Board’s Approval of the Reorganizations” Section, please state the Board’s conclusion with respect to each material factor that formed the basis for the Board’s recommendation that shareholders approve the Reorganizations rather than only describing the factors considered by the Board. In addition, please eliminate statements regarding the Adviser’s beliefs and attribute various statements regarding “expectations” regarding the impact of the Reorganizations to the Board.

Response:    Registrant believes that the disclosure accurately describes the deliberations of the Board and is consistent with the requirements of Form N-14; however, Registrant has included a sentence to the effect that the Board of each Fund did not identify any single factor as all-important or controlling, but considered all such factors together in approving the respective Reorganizations, in order to clarify the disclosure.

*        *        *         *        *

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray

Appendix A

NUVEEN ALL-AMERICAN MUNICIPAL BOND FUND–

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen All-American Municipal Bond Fund (“Acquiring Fund”), Nuveen Tax Free Fund (“Tax Free Fund”), Nuveen Municipal Bond Fund (“Municipal Bond Fund”) and Nuveen Municipal Bond Fund 2 (“Municipal Bond Fund 2”) believe that the Acquiring Fund is the appropriate survivor of the reorganizations for the reasons discussed below.1 The Tax Free Fund, Municipal Bond Fund and Municipal Bond Fund 2 are referred to herein as the “Acquired Funds,” and the Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.”

Investment Advisers; Portfolio Management

Nuveen Fund Advisors has been the Adviser of the Acquiring Fund since 1997, the Municipal Bond Fund since 1997, the Municipal Bond Fund 2 since 1997 and the Tax Free Fund since January 2011. Nuveen Asset Management, LLC (“Nuveen Asset Management”), an affiliate of Nuveen Fund Advisors, has served as subadviser to the Funds since January 2011. The two portfolio managers of the Acquiring Fund have managed the Fund since 2010 and 2011, respectively. One of the Acquiring Fund portfolio managers is also the portfolio manager of the Tax Free Fund; whereas the Municipal Bond Fund and the Municipal Bond Fund 2 are each managed by different portfolio managers. Because the Acquiring Fund portfolio managers will manage the combined fund, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios	The expense structures of each Fund are similar. The expense structure of the combined fund will be the same as that of the Acquiring Fund.
Investment Objective, Policies and Restrictions

Although the Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition

Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in the portfolio managers, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Asset Size

As of August 31, 2011, the Acquiring Fund had approximately $677 million in assets, the Tax Free Fund had approximately $449 million in assets, the Municipal Bond Fund had approximately $759 million in assets and the Municipal Bond Fund 2 had approximately $158 million in assets.

In terms of the structure of the transaction, the Acquired Funds will contribute all of their assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Funds will liquidate following the distribution of the Acquiring Fund shares to their respective shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, a majority of the five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganizations.

March 12, 2012

James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Municipal Trust (the “Registrant”)
Registration Statement on Form N-14
File Number: 333-179361

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on March 1-2, 2012 with respect to the Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on February 3, 2012.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Municipal Trust

By:   /s/ Kathleen L. Prudhomme

Name:	Kathleen L. Prudhomme
Title:	Vice President and Assistant Secretary